São Paulo, August 7, 2024 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the second quarter of 2024 (2Q24) ended June 30, 2024. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

Vasta’s accumulated subscription revenue in the 2024 sales cycle to date totaled R$1,152 million, a 13.8% increase compared to the same period of the 2023 sales cycle. In 2Q24, subscription revenue totaled R$280 million, a 32.5% increase compared to 2Q23 due to the previously disclosed shift in product deliveries, which were deferred to the third quarter of our sales cycle, or 2Q24.

Our subscription revenue reached 85.3% of Annual Contract Value (“ACV”) bookings for the 2024 sales cycle, a 1.4 p.p. increase compared to the 2023 sales cycle to date (83.9%). This indicator allows us to reaffirm our expectation that by the end of the period we will have achieved 12% organic growth compared to the previous sales cycle to date.

In the 2024 sales cycle to date (which commenced 4Q23 through 2Q24), net revenue increased 11% to R$1,309 million compared to the same period of the 2023 sales cycle, mostly due to the conversion of ACV into revenue and to the performance of the B2G unit. In the second quarter, net revenue totaled R$294 million, an 8% increase compared to the previous year.

In the 2024 sales cycle to date, Adjusted EBITDA grew by 15% to R$428 million compared to R$372 million in previous year, and Adjusted EBITDA Margin grew by 32.7%, which represents an increase of 1.1 p.p. compared to 2023. This increase was mainly driven by gains in operating efficiency, cost savings and a sales mix that benefited from the growth of subscription products. In 2Q24, Adjusted EBITDA totaled R$26 million, a 36% decrease compared to R$41 million in 2Q23, mainly due to higher Commercial expenses and non-recurring positive effects in 2Q23 of a reversion of a provision for doubtful account (PDA) related to a large retail customer.

Vasta recorded an Adjusted Net Profit of R$110 million in the 2024 sales cycle to date, a 65.8% increase compared to an Adjusted Net Profit of R$66 million in previous year. In 2Q24, Adjusted Net Loss totaled R$37 million, a 14.4% increase compared to Adjusted Net Loss of R$32 million in 2Q23.

Free cash flow (FCF) totaled R$90 million in the 2024 sales cycle to date, a 4% increase compared to R$87 million in 2023. In 2Q24 FCF totaled R$38 million, a 59.2% decrease from R$94 million in 2Q23. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 26% to 32% as a result of Vasta’s growth and implementation of sustained efficiency measures.

On June 21, 2024, the Company issued an aggregate amount of R$500 million simple debentures not convertible into shares, comprised of two series, accruing interest at a rate equal to 100% of CDI, which is an average of interbank overnight rates in Brazil, plus a spread of 1.35% per annum for the first series, and 1.60% per annum for the second series. The debentures aim to strengthen the Company's capital structure through the pre-payment of certain existing indebtedness and extension of the Company’s debt maturity profile. The debentures final payment date is currently set at 59 months from the issuance date. This strategic liability management action highlights the Company's commitment to improving its financial stability. By extending the debt maturity

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and reducing the average interest rate by 50 basis points, the Company not only enhances its liquidity position but also achieves significant cost savings, thereby optimizing its capital structure for future growth.

Starting in 2023, Vasta started to offer its products and services to the Brazilian public sector (B2G). Our broad portfolio of core content solutions, digital platform, and complementary products together with customized learning solutions, tested over decades by the private sector, are now available to the K-12 public schools. With the B2G sector, we generated R$69 million in revenues in the 2024 sales cycle to date (R$40 million in previous sales cycle).

The Start Anglo bilingual school keeps growing with 30 contracts signed as of this date, and 2 operating units boasting bilingual education alongside academic excellence, which reinforces our strategic expansion into new revenue streams and marks the onset of an exhilarating journey. Additionally, Start Anglo made important progress in expanding the offering of our products into a new region of Brazil to reach 11 Brazilian states through a franchise business model. This progress strengthens our brand and generates positive prospects for the business. In addition, we launched the Revitalization project of the Liceu Complex in São Paulo, which will preserve the entire historical architectural design. We expect to commence our flagship operations in São Paulo in 2025.

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MESSAGE FROM MANAGEMENT

As we finished our third quarter of the current sales cycle, our net revenue during the 2024 cycle to date has reached R$1,309 million, representing a 11% increase compared to the same period in the previous year, mostly due to the conversion of ACV into revenue and to the performance of the B2G business unit. Additionally, our complementary solutions have seen an important growth of 20% compared to sales cycle 2023, with an accelerated increase in both student base and market penetration.

Vasta’s accumulated subscription revenue in the 2024 sales cycle to date totaled R$1,152 million, a 14% increase compared to the same period in the previous sales cycle. Subscription revenue for the 2024 sales cycle to date reached 85.3% of Annual Contract Value (“ACV”) bookings for the 2024 sales cycle, a 1.4 p.p. increase compared to the same period in the 2023 sales cycle (83.9%). This growth is aligned with our previously announced 12% growth projection for our 2024 ACV.

Another highlight of the 2024 sales cycle to date has been that Adjusted EBITDA grew by 15%, to R$428 million compared to R$372 million in previous sales cycle, and Adjusted EBITDA Margin increased by 1.1 p.p. to 32.7%. In proportion to net revenue, gross margin increased 230 bps in the sales cycle to date (from 62.1% to 64.4%) mainly due to better product mix and reduced impact of paper and production costs, Adjusted G&A expenses reduced by 170 bps driven by workforce optimization and budgetary discipline and Commercial expenses increased by 230 bps driven by higher expenses related to business expansion and marketing investments.

Free cashflow (FCF) in the 2024 sales cycle totaled R$90 million, a 3.7% increase from R$87 million for the same period in the 2023 sales cycle. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved for the sixth consecutive quarter, from 26.4% to 31.9%, due to Vasta’s growth and implementation of sustained efficiency measures. Moreover, the net debt/LTM adjusted EBITDA was 2.28x as of 2Q24, having increased slightly from 2.22x in 1Q24, and decreasing from 2.57x in 2Q23.

Start-Anglo bilingual school, a cornerstone of our growth strategy, is experiencing continued expansion. In 2Q24, we entered into 10 new contracts, totaling 30 contracts. Another positive notice concerns the entry into a new region of the country, which creates new possibilities and reaffirms the expansion of our business. With this movement, the Start Anglo is distributed in 11 states in Brazil, with 2 operating units in 2024 and over 300 prospects in negotiation. We believe that the broad geographic presence and strong pipeline underscore the robust potential for further growth and market penetration of Start-Anglo.

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OPERATING PERFORMANCE

Student base – subscription models

	2024	2023	% Y/Y	2022	% Y/Y
Partner schools - Core content	4,744	5,032	(5.7%)	5,274	(4.6%)
Partner schools – Complementary solutions	1,722	1,383	24.5%	1,304	6.1%
Students - Core content	1,432,289	1,539,024	(6.9%)	1,589,224	(3.2%)
Students - Complementary content	483,132	453,552	6.5%	372,559	21.7%

Note: Students enrolled in partner schools

In the 2024 sales cycle, Vasta served nearly 1.4 million students with core content solutions and near 500,000 students with complementary solutions. This is aligned with the company’s strategy to focus on improving its client base in 2024 through a better mix of schools and growth in premium education systems (Anglo, PH, Amplia and Fibonacci), brands with higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships. On the other hand, the reduction of our client base was concentrated on the low-end segment, which have higher number of students on average, and a lower margin.

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FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	2Q24	2Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Subscription	279,760	211,154	32.5%	1,152,007	1,012,315	13.8%
Core content	275,817	206,675	33.5%	967,821	858,751	12.7%
Complementary solutions	3,943	4,479	(12.0%)	184,186	153,563	19.9%
B2G	-	40,453	(100.0%)	69,031	40,453	70.6%
Non-subscription	14,592	19,790	(26.3%)	88,139	126,483	(30.3%)
Total net revenue	294,352	271,396	8.5%	1,309,177	1,179,250	11.0%
% ACV	20.7%	17.5%	3.2p.p.	85.3%	83.9%	1.4p.p.
% Subscription	95.0%	77.8%	17.2p.p.	88.0%	85.8%	2.2p.p.

Note: n.m.: not meaningful

In 2Q24, Vasta’s net revenue totaled R$294 million, a 8.5% increase compared to 2Q23. Subscription revenue totaled R$ 280 million, a 32.5% increase compared to 2Q23, due to the previously disclosed shift in product deliveries, which were deferred to the third quarter of our sales cycle, or 2Q24. This result brings us back on track to accomplish the ACV revised guidance of 12% in this Sales Cycle.

In the 2024 sales cycle to date (4Q23 to 2Q24), Vasta’s net revenue totaled R$1,309 million, a 11.0% increase compared to the same period in the prior year. Subscription revenue grew 13.8% in the 2024 sales cycle to date. The subscription revenue reached 85.3% of expected Annual Contract Value (“ACV”) bookings for the 2024 sales cycle, a 1.4 p.p. increase compared to the same period in the 2023 sales cycle (83.9% in the same period of the 2023 sales cycle).

EBITDA

Values in R$ ‘000	2Q24	2Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Net revenue	294,352	271,396	8.5%	1,309,176	1,179,250	11.0%
Cost of goods sold and services	(130,767)	(119,177)	9.7%	(466,293)	(446,380)	4.5%
General and administrative expenses	(122,909)	(118,091)	4.1%	(358,462)	(365,260)	(1.9%)
Commercial expenses	(73,578)	(64,863)	13.4%	(213,966)	(166,129)	28.8%
Other operating (expenses) income	(284)	(23,481)	(98.8%)	2,068	(24,408)	(108.5%)
Share of loss equity-accounted investees	(3,968)	(2,126)	86.6%	(20,151)	(5,016)	301.7%
Impairment losses on trade receivables	(10,149)	(1,028)	887.3%	(52,348)	(40,181)	30.3%
Profit before financial income and taxes	(47,303)	(57,370)	(17.5%)	200,025	131,876	51.7%
(+) Depreciation and amortization	67,827	66,532	1.9%	204,390	205,204	(0.4%)
EBITDA	20,524	9,162	123.9%	404,415	337,080	20.0%
EBITDA Margin	7.0%	3.4%	3.6p.p.	30.9%	28.6%	2.3p.p.
(+) Layoff related to internal restructuring	2,630	87	n.m.	3,610	1,182	205.4%
(+) Share-based compensation plan	2,768	7,841	(64.7%)	5,997	10,614	(43.5%)
(+) M&A adjusting expenses	-	23,562	(100.0%)	13,776	23,562	(41.5%)
Adjusted EBITDA	25,922	40,653	(36.3%)	427,798	372,439	14.9%
Adjusted EBITDA Margin	8.8%	15.0%	(6.2p.p.)	32.7%	31.6%	1.1p.p.

Note: n.m.: not meaningful

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In the 2024 sales cycle to date, Adjusted EBITDA grew 14.9% to R$428 million with a margin of 32.7%, representing an increase of 1.1 p.p. in comparison to prior year. In 2Q24, Adjusted EBITDA totaled R$26 million, a 36.3% decrease compared to R$41 million in 2Q23, mostly due to higher commercial expenses in 2024 and a non-recurrent reversion of a provision for doubtful accounts (PDA) related to a large retail customer that occurred in 2Q23. In the 2024 Sales cycle to date, the increase in Adjusted EBITDA and Adjusted EBITDA Margin was mainly driven by gains in operating efficiency, cost savings and a sales mix that benefited from the growth of subscription products, partially offset by higher commercial expenses due to anticipation of marketing events and campaigns for the next cycle. Share of loss equity-accounted investees relates to a 43.1% minority stake in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”), which registered a loss in equity-accounted investees in the amount of R$20 million in the 2024 sales cycle to date that was mainly due to write-off costs relating to a potential M&A target of Educbank, which ultimately did not materialize.

(%) Net Revenue	2Q24	2Q23	Y/Y (p.p.)	2024 cycle	2023 cycle	Y/Y (p.p.)
Gross margin	55.6%	56.1%	(0.5p.p.)	64.4%	62.1%	2.3p.p.
Adjusted cash G&A expenses(1)	(18.3%)	(16.8%)	(1.5p.p.)	(11.4%)	(13.1%)	1.7p.p.
Commercial expenses	(25.0%)	(23.9%)	(1.1p.p.)	(16.3%)	(14.1%)	(2.2p.p.)
Impairment on trade receivables	(3.4%)	(0.4%)	(3.0 p.p.)	(4.0%)	(3.4%)	(0.6p.p.)
Adjusted EBITDA margin	8.8%	15.0%	(6.2p.p.)	32.7%	31.6%	1.1p.p.

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring, share-based compensation plan and M&A one-off adjusting expenses.

In proportion to net revenue, gross margin increased 230 bps in the sales cycle to date (from 62% to 64%) mainly due to better product mix and reduced impact of paper and production costs. Adjusted cash G&A expenses reduced by 170 bps driven by workforce optimization and budgetary discipline and Commercial expenses increased by 220 bps. driven by higher expenses related to business expansion and marketing investments while impairment on trade receivable (PDA) had a slight increase of 60 bps, due to a more restrictive credit landscape.

Finance Results

Values in R$ ‘000	2Q24	2Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Finance income	16,187	17,470	(7.3%)	46,405	66,320	(30.0%)
Finance costs	(63,974)	(82,754)	(22.7%)	(205,176)	(232,603)	(11.8%)
Total	(47,787)	(65,284)	(26.8%)	(158,771)	(166,283)	(4.5%)

In the second quarter of 2024, finance income totaled R$16.2 million, from R$17.5 million in 2Q23, due to the impact of lower interest rates on financial investments and marketable securities. In the 2024 sales cycle to date, finance income decreased 30% to R$46.4 million from R$ 66,3 million in prior sales cycle, when finance income was impacted with a gain of R$10 million recorded in 4Q22, resulting from the reversal of interest on tax contingencies.

Finance costs in 2Q24 decreased 22.7% to R$64,0 million, from R$82,8 in 2Q23, due to the impact of lower interest rates on financial liabilities (mainly bonds, accounts payable on acquisition and contingencies), as noted above. In the 2024 sales cycle to date finance cost decreased 4.5% driven by the reduction on the Finance Debt position between the comparison quarters and lower interest rate.

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Net profit (loss)

Values in R$ ‘000	2Q24	2Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Net (loss) profit	(66,171)	(78,611)	(15.8%)	15,739	(4,942)	(418.5%)
(+) Layoffs related to internal restructuring	2,630	87	n.m.	3,610	1,182	205.4%
(+) Share-based compensation plan	2,768	7,841	(64.7%)	5,997	10,614	(43.5%)
(+) Amortization of intangible assets(1)	39,304	39,072	0.6%	118,902	117,373	1.3%
(-) Income tax contingencies reversal	-	-	0.0%	-	(29,715)	(100.0%)
(+) M&A adjusting expenses	-	23,562	(100.0%)	13,776	23,562	(41.5%)
(-) Tax shield(2)	(15,199)	(23,991)	(36.6%)	(48,377)	(51,929)	(6.8%)
Adjusted net (loss) profit	(36,668)	(32,040)	14.4%	109,647	66,145	65.8%
Adjusted net margin	(12.5%)	(11.8%)	(0.7p.p.)	8.4%	5.6%	2.8p.p.

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In the second quarter of 2024, adjusted net loss totaled R$37 million, a 14.4% increase compared to a net loss of R$32 million in 2Q23. It is worth highlighting that 2Q and 3Q of every year represents about 30% of the total revenue of the year due to seasonality of product deliveries to our customers. In the 2024 sales cycle to date, adjusted net profit reached R$110 million, a 65.8% increase from an adjusted net profit of R$66 million for the same period in 2023.

The 2023 sales cycle was positively impacted by a gain related to the reversal of tax contingencies recorded in 4Q22, which impacted corporate tax and finance results, but negatively impacted by M&A expenses in the amount of R$ 24 million. The 2024 sales cycle to date was impacted by the M&A adjusting expenses occurred in 4Q23 as they related to one-off costs associated with the write-off of a potential M&A target of Educbank, which ultimately did not materialize, negatively impacting our Share of Loss of Equity-Accounted Investees in the amount of R$13.8 million.

Accounts receivable and PDA

Values in R$ ‘000	2Q24	2Q23	% Y/Y	1Q24	% Q/Q
Gross accounts receivable	755,133	632,151	19.5%	864,511	(12.7%)
Provision for doubtful accounts (PDA)	(93,543)	(64,870)	44.2%	(93,489)	0.1%
Coverage index	12.4%	10.3%	2.1p.p.	10.8%	1.57p.p.
Net accounts receivable	661,590	567,281	16.6%	771,022	(14.2%)
Average days of accounts receivable(1)	152	149	3	180	(28)

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 152 days in the 2Q24 remained stable than the same quarter of the previous year (149 days).

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Free cash flow

Values in R$ ‘000	2Q24	2Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Cash from operating activities(1)	68,866	127,546	(46.0%)	228,582	228,457	0.1%
(-) Income tax and social contribution paid	-	(334)	n.m.	(672)	(5,082)	(86.8%)
(-) Payment of provision for tax, civil and labor losses	(64)	(549)	(88.0%)	(440)	(794)	n.m.
(-) Interest lease liabilities paid	(2,579)	(3,418)	(24.5%)	(6,109)	(11,214)	(45.5%)
(-) Acquisition of property, plant, and equipment	(1,910)	(4,092)	(53.3%)	(14,183)	(19,889)	(28.7%)
(-) Additions of intangible assets	(22,080)	(21,376)	3.3%	(100,723)	(83,783)	20.2%
(-) Lease liabilities paid	(3,787)	(3,584)	5.7%	(16,017)	(20,512)	(21.9%)
Free cash flow (FCF)	38,446	94,193	(59.2%)	90,438	87,184	3.7%
FCF/Adjusted EBITDA	148.3%	231.7%	(83.4p.p.)	21.1%	23.4%	(2.3p.p.)
LTM FCF/Adjusted EBITDA	31.9%	26.4%	5.5p.p.	31.9%	26.4%	5.5p.p.

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

Free cash flow (FCF) totaled R$38 million 2Q24, a 59.2% decrease from a FCF of R$94 million in 2Q23. In the 2024 sales cycle to date, FCF totaled R$90 million, a R$3 million or 3.7% increase from R$87 million 2023. The second quarter was negatively impacted by two main effects: (1) the anticipation of marketing expenses and (2) increased payments related to the 2023 production costs owing to a seasonal effect of paper and printing purchases. Accordingly, we foresee a lower volume of production-related payments in the following quarters and expect to maintain improvement in FCF for the year-end.

The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 26.4% to 31.9% as a result of Vasta’s growth and implementation of sustained efficiency measures, for example: improve receivables management, enforcing credit policies and negotiate better payment terms.

Financial leverage

Values in R$ ‘000	2Q24	1Q24	4Q23	3Q23	2Q23
Financial debt	768,459	762,985	791,763	765,350	846,443
Accounts payable from business combinations	618,830	616,247	614,120	601,171	591,620
Total debt	1,387,289	1,379,232	1,405,883	1,366,521	1,438,063
Cash and cash equivalents	50,868	67,214	95,864	106,757	38,268
Marketable securities	272,991	242,799	245,942	261,264	385,002
Net debt	1,063,430	1,069,219	1,064,076	998,500	1,014,793
Net debt/LTM adjusted EBITDA	2.28	2.22	2.36	2.43	2.57

As of the end of 2Q24, Vasta had a net debt position of R$1,063 million, a R$6 million decrease compared to 1Q24. The FCF generated in the period was offset by the impacts of financial interest cost and the Second Repurchase Program. The net debt/LTM adjusted EBITDA was 2.28x as of 2Q24, having increased slightly from 2.22x in 1Q24, and decreasing from 2.57x in 2Q23.

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ESG

Sustainability Report

In 2023, Vasta released its sustainability report for the year 2022. This report, which is the company's second, was prepared in accordance with international standards for reports of this category and showcases the implementation of our corporate strategy, challenges, and achievements, while also reaffirming our commitment to transparency and sustainability. These include the publication of its first Greenhouse Gas Inventory, the company's adherence to the UN Global Compact, the dedication of 3,216 thousand hours to the Corporate Volunteer Program, the SOMOS Afro program, an affirmative internship program, and the fact that 29% of the seats on the Board of Directors are occupied by women.

The report complies with the Global Reporting Initiative (GRI) 2021 version and also considers other standards recognized in Brazil and abroad, such as the Sustainability Accounting Standards Board (SASB) guidelines for the education sector, the guidelines of the IBC Stakeholder Capitalism Metrics from the World Economic Forum, and the principles of the International Integrated Reporting Council (IIRC).

The document is available at: https://ir.vastaplatform.com/esg/. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

In line with the topics identified in the materiality process, every quarter we present Vasta's most material indicators:

Key Indicators

ENVIRONMENT

Water withdrawal[2]
SDGs	GRI	Disclosure	Unit	2Q2024	2Q2023	% Y/Y	1Q2024	% Q/Q
3, 11, 12	303-3	Total water withdrawal	m³	3,039	4,654	(35%)	5,088	(40%)
		Municipal water supply[1]	%	100%	100%	0 p.p.	0%	100 p.p.
		Groundwater	%	0%	0%	0 p.p.	100%	(100 p.p.)
Energy consumption within the organization[2]
SDGs	GRI	Disclosure	Unit	2Q2024	2Q2023	% Y/Y	1Q2024	% Q/Q
12, 13	302-1	Total energy consumption	GJ	3,856	2,909	33%	2,393	61%
		Energy from renewable sources[2]	%	52%	62%	(9 p.p.)	95%	(43 p.p.)

In the 2Q24, we observed a lower water consumption compared to the same period in 2023 and 1Q24 due to the reduced demand for operations at the São José dos Campos Distribution Center. There was also an increase in energy consumption compared to the same period in 2023, due to greater use of air conditioning resulting from the temperature increase that affected much of the country.

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SOCIAL

Diversity in workforce by employee category
SDGs	GRI	Disclosure	Unit	2Q2024	2Q2023	% HA	1Q2024	% HA
5	405-1	C-level – Women	%	29%	40%	(11 p.p.)	29%	(0 p.p.)
		C-level – Men	%	71%	60%	11 p.p.	71%	0 p.p.
		C-level- total[4]	no.	7	5	40%	7	0%
		Leadership (≥ managers) – Women	%	43%	47%	(4 p.p.)	45%	(2 p.p.)
		Total - Leadership (≥ managers) – Men	%	57%	53%	4 p.p.	55%	2 p.p.
		Leadership (≥ managers) [5] – total	no.	124	139	(11%)	149	(17%)
		Academic staff – Women	%	15%	18%	(3 p.p.)	18%	(3 p.p.)
		Academic staff – Men	%	85%	82%	3 p.p.	83%	2 p.p.
		Academic staff [6] - total	no.	75	82	(9%)	80	(6%)
		Administrative/Operational – Women	%	54%	56%	(2 p.p.)	56%	(2 p.p.)
		Administrative/Operational – Male	%	46%	44%	2 p.p.	44%	2 p.p.
		Administrative/Operational [7] - total	no.	1,229	1,524	(19%)	1,595	(23%)
		Employees – Women	%	51%	53%	(2 p.p.)	54%	(3 p.p.)
		Employees – Men	%	49%	47%	2 p.p.	46%	3 p.p.
		Employees - total	no.	1,435	1,752	(18%)	1,831	(22%)

In continuation of the diverse talent bank plan, specific banks for people with disabilities and black individuals were created, both of which had over a thousand registrations by the end of Q2 2024. During this period, we hired 26 black employees, 1 person with a disability, and 1 woman for a managerial position and above. Additionally, to support leadership and ensure appropriate, inclusive, and non-discriminatory interview processes, we created a Manager's Guide, which includes a module on Diversity and Inclusion.

In May, we held a live session together with the Compliance department to talk about the fight against LGBTphobia and to reinforce our Code of Ethics and Whistleblower Channel. During LGBTQIAPN+ Pride Month in June, we brought the company together for another live session with two employees representing the interest group to share their experiences and discuss a respectful and welcoming environment, as well as to reinforce our commitment to the inclusion of community members within the Company.

Social impact* [8]
SDGs	GRI	Disclosure	Unit	1S2024	1S2023	2S2023
4, 10	-	Scholars of the Somos Futuro Program	no.	195	236	232

* Indicators presented progressively, referring to the total accumulated since the beginning of the year, which is why we are not presenting the variations compared to previous semesters.

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We continue to maintain the Somos Futuro Program via Instituto SOMOS. The initiative enables public school students to attend high school at one of Vasta's partner schools. In this quarter, 195 young people were studying through the program receiving didactic and paradidactic material, online school tutoring, mentoring and access to the entire support network of the program, which includes psychological monitoring, in addition to the scholarship offered by the school.

Health and Safety
SDGs	GRI	Disclosure	Unit	2Q2024	2Q2023	% HA	1Q2024	% HA
3	403-5, 403-9	Units covered by the Risk Management Program (PGR)%		100%	100%	0.0 p.p.	100%	0.0 p.p.
		Trained employees	no.	221	729	(70%)	361	(39%)
		Average hours of training per employee [9]	no.	3.00	1.30	131%	1.33	126%
		Injury frequency [10]	rate	1.09	1.88	(42%)	0.90	21%
		High-consequence injuries	no.	-	-	0%	-	0%
		Recordable work-related injuries [11]	rate	-	0.94	(100%)	-	0%
		Fatalities resulted from work-related injuries	no.	-	-	0%	-	0%
		Fatalities [12]	rate	-	-	0%	-	0%

The difference in the number of employees trained between 2Q24 and 2Q23 is due to the fact that in May/23 we implemented an automatic process to send reminders to employees who had not taken the mandatory courses on occupational health and safety available at our corporate university.

This quarter, we held the Green April Workshop, where we talked to stakeholders about procedures for hiring and managing third parties, care with high-risk activities and good practices. Another initiative in 2Q24 was the Cogna group's 2nd Mega SIPAT, during which we covered strategic topics for the business, such as: Health and Safety Policy and Near Miss Reporting; Mental Health in the Digital Age; Spine Care; Harassment and Forms of Violence; and the Art of Identifying Hidden Risks in Everyday Situations. The event was held online with the participation of professionals specialized in each topic.

GOVERNANCE

Diversity in the Board of Directors (gender)
SDGs	GRI	Disclosure	Unit	2Q2024	2Q2023	% HA	1Q2024	% HA
5	405-1	Members	no.	7	7	0%	7	0%
		Women	%	29%	29%	0.0 p.p	29%	0 p.p
11

Ethical conduct
SDGs	GRI	Disclosure	Unit	2Q2024	2Q2023	% HA	1Q2024	% HA
16	2-25	Cases recorded in our Confidential Ethics Hotline [13]	no.	21	14	50%	9	133%
10	406-1	Grievances regarding discrimination received through our Confidential Ethics Hotline [13]	no.	2	-	0%	-	0%
		Confirmed incidents of discrimination [13]	no.	-	-	0.0 p.p.	-	0%
5	405-1	Employees who have received training on anti-corruption policies and procedures	%	100%	100%	0.0 p.p.	100%	0 p.p.
		Operations assessed for risks related to corruption	%	100%	100%	0.0 p.p.	100%	0 p.p.
		Confirmed incidents of corruption	no.	-	-	0%	-	0%

NA: Not available: quarterly disclosure began in the second quarter of 2023. It used to be reported annually in Sustainability Reports.

The increase in the number of cases registered with the Confidential Channel is due to our work to publicize the Cogna Confidential Channel for reporting any situation related to discrimination, harassment and deviations from the Code of Conduct, as well as highlighting the guarantee of confidentiality.

Compliance*
SDGs	GRI	Disclosure	Unit	2Q2024	2Q2023	% HA	1Q2024	% HA
16	307-1, 419-1	Fines for social and economic noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for social and economic non-compliance	no.	0	0	0%	0	0%
		Fines for environmental noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for environmental non-compliance	no.	0	0	0%	0	0%

* Only cases deemed material, i.e., cases that harm Vasta's image, which lead to a halt in operations, or where the amounts involved are over R$1 million.

Customer data privacy
SDGs	GRI	Disclosure	Unit	2Q2024	2Q2023	% HA	1Q2024	% HA
16	418-1	External complaints substantiated by the organization	no.	3	6	(50%)	7	(57%)
		Complaints received from regulatory agencies or similar official bodies	no.	-	1	(100%)	-	0%
		Cases identified of leakage, theft, or loss of customer data	no.	-	-	0%	-	0%

12

We have added the reclassification of requests opened by the data subject internally on the Privacy Portal. In this way, it is possible, after analyzing the case, to identify and classify whether the request does in fact refer to the rights of data subjects under the LGPD. Therefore, there was a reduction in requests/complaints compared to 1Q24 and 2Q23.

FOOTNOTES:

SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
ND	Indicator discontinued or not measured in the quarter.
NM	Not meaningful
1	Based on invoices from sanitation concessionaires.
2	Acquired from the free energy market.
3	n.a.
4	Takes into the account the positions of CEO, vice presidents and director reporting directly to the CEO
5	Management, senior management and leadership positions not reporting directly to the CEO
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, specialists, adjuncts, assistants and analysts.
8	Indicators reported on semi-annual basis (2Q and 4Q).
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	Fatalities/ MHW x 1,000,000.
13	Indicators measured from the first quarter of 2023. It used to be reported annually in Sustainability Reports

13

CONFERENCE CALL INFORMATION

Vasta will discuss its second quarter 2024 results on August 7, 2024, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

CONTACT

Investor Relations

ir@vastaplatform.com

14

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

15

NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Free cash flow (FCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Free cash flow (FCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Free cash flow (FCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

16

REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

Annual Contract Value, or ACV, is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV. ACV is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV for the respective sales cycle. Our reported ACV is subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

17

FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	June 30, 2024	December 31, 2023
Current assets
Cash and cash equivalents	50,868	95,864
Marketable securities	272,991	245,942
Trade receivables	661,590	697,512
Inventories	289,421	300,509
Taxes recoverable	19,743	19,041
Income tax and social contribution recoverable	12,026	16,841
Prepayments	82,228	71,870
Other receivables	1,516	2,085
Related parties – other receivables	10,989	7,157
Total current assets	1,401,372	1,456,821

Non-current assets
Judicial deposits	218,736	207,188
Deferred income tax and social contribution	221,098	205,453
Equity accounted investees	57,456	64,484
Other investments and interests in entities	9,879	9,879
Property, plant and equipment	144,046	151,492
Intangible assets and goodwill	5,246,584	5,307,563
Total non-current assets	5,897,799	5,946,059

Total Assets	7,299,171	7,402,880
18

Consolidated Statements of Financial Position (continued)

Liabilities	June 30, 2024	December 31, 2023
Current liabilities
Bonds	21,536	541,763
Suppliers	206,893	221,291
Reverse factoring	257,536	263,948
Lease liabilities	14,544	17,078
Income tax and social contribution payable	2,314	-
Salaries and social contributions	99,738	104,406
Taxes payable	4,961	7,821
Contractual obligations and deferred income	30,564	32,815
Accounts payable for business combination and acquisition of associates	206,261	216,728
Other liabilities	16,634	26,382
Other liabilities - related parties	13,343	15,060
Total current liabilities	874,324	1,447,292

Non-current liabilities
Bonds	746,923	250,000
Lease liabilities	78,434	79,579
Accounts payable for business combination and acquisition of associates	412,569	397,392
Provision for tax, civil and labor losses	721,166	697,990
Other liabilities	7,124	9,836
Total non-current liabilities	1,966,216	1,434,797

Total current and non-current liabilities	2,840,540	2,882,089

Shareholder's Equity
Share capital	4,820,815	4,820,815
Capital reserve	90,211	89,627
Treasury shares	(77,911)	(59,525)
Accumulated losses	(375,409)	(331,559)
Total Shareholder's Equity	4,457,706	4,519,358

Interest of non-controlling shareholders	925	1,433

Total Shareholder's Equity	4,458,631	4,520,791

Total Liabilities and Shareholder's Equity	7,299,171	7,402,880
19

Consolidated Income Statement

	April 01 to June 30, 2024	April 01 to June 30, 2023	June 30, 2024	June 30, 2023
Net revenue from sales and services	294,352	271,396	755,068	674,231
Sales	272,433	246,960	714,978	628,315
Services	21,919	24,436	40,090	45,916

Cost of goods sold and services	(130,767)	(119,177)	(270,850)	(274,303)

Gross profit	163,585	152,219	484,218	399,928

Operating income (expenses)	(206,920)	(207,463)	(431,502)	(395,191)
General and administrative expenses	(122,909)	(118,091)	(262,811)	(245,372)
Commercial expenses	(73,578)	(64,863)	(146,838)	(115,924)
Impairment losses on trade receivables	(10,149)	(1,028)	(23,354)	(11,408)
Other operating income	22	9,487	2,002	10,481
Other operating expenses	(306)	(32,968)	(501)	(32,968)

Share of loss equity-accounted investees	(3,968)	(2,126)	(7,028)	(2,654)

(Loss) profit before finance result and taxes	(47,303)	(57,370)	45,688	2,083

Finance result
Finance income	16,187	17,470	29,730	34,101
Finance costs	(63,974)	(82,754)	(133,784)	(158,570)

Loss before income tax and social contribution	(95,090)	(122,654)	(58,366)	(122,386)

Income tax and social contribution
Current	5,183	3,917	(1,790)	2,463
Deferred	23,736	40,126	15,927	39,088
	28,919	44,043	14,137	41,551

Loss for the period	(66,171)	(78,611)	(44,229)	(80,835)

Allocated to:
Controlling shareholders	(66,022)	(79,230)	(43,850)	(81,508)
Non-controlling shareholders	(149)	619	(379)	673
20

Consolidated Statement of Cash Flows

	For the period ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	(58,366)	(122,386)
Adjustments for:
Depreciation and amortization	141,252	140,608
Share of loss profit of equity-accounted investees	7,028	2,654
Impairment losses on trade receivables	23,354	11,408
Provision (reversal) for tax, civil and labor losses, net	458	(9,165)
Provision on accounts payable for business combination	-	23,562
Interest on provision for tax, civil and labor losses	22,859	31,114
Interest on bonds	48,409	60,853
Contractual obligations and right to returned goods	(1,551)	17,823
Interest on accounts payable for business combination and acquisition of associates	30,472	34,987
Interest on suppliers	22,684	15,180
Share-based payment expense	4,729	8,226
Interest on lease liabilities	4,702	6,260
Interest from financial investments and marketable securities	(12,144)	(19,633)
Cancellations of right-of-use contracts	(1,951)	-
Residual value of disposals of property and equipment and intangible assets	1,187	(231)
	233,122	201,260
Changes in
Trade receivables	12,568	71,653
Inventories	11,088	(13,104)
Prepayments	(10,358)	(21,562)
Taxes recoverable	2,605	4,838
Judicial deposits and escrow accounts	(11,491)	(665)
Other receivables	569	105
Related parties – other receivables	(3,832)	1,729
Suppliers	(43,494)	21,366
Salaries and social charges	(4,668)	(843)
Tax payable	(546)	(5,140)
Contractual obligations and deferred income	(700)	(31,707)
Other liabilities	(11,933)	(5,682)
Other liabilities - related parties	(1,717)	(55)
Cash from operating activities	171,213	222,193
Payment of interest on leases	(4,608)	(7,086)
Payment of interest on bonds	(77,996)	(57,915)
Payment of interest on business combinations	(5,815)	(7,768)
Income tax and social contribution paid	-	(665)
Payment of provision for tax, civil and labor losses	(198)	(739)
Net cash from operating activities	82,596	148,020
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(10,893)	(9,348)
Additions of intangible assets	(56,856)	(60,013)
Acquisition of subsidiaries net of cash acquired	-	(3,212)
Proceeds from investment in marketable securities	(513,579)	(625,621)
Purchase of investment in marketable securities	498,674	640,766
Net cash used in investing activities	(82,654)	(57,428)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase shares on treasury	(22,531)	-
Lease liabilities paid	(8,087)	(13,918)
Payments of bonds	(490,000)	-
Issuance of securities with related parties	495,627	-
Payments of accounts payable for business combination	(19,947)	(84,171)
Net cash used in financing activities	(44,938)	(98,089)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(44,996)	(7,497)
Cash and cash equivalents at beginning of period	95,864	45,765
Cash and cash equivalents at end of period	50,868	38,268
NET DECREASE IN CASH AND CASH EQUIVALENTS	(44,996)	(7,497)
21